Exhibit 12
DPL INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in $ thousands, except ratios)

	YEAR	YEAR	YEAR	YEAR	YEAR
	ENDED	ENDED	ENDED	ENDED	ENDED
	12/31/2005	12/31/2004	12/31/2003	12/31/2002	12/31/2001
Fixed Charges:
Interest on First Mortgage Bonds	31,226	30,351	42,093	42,539	42,557
Total Interest and Preferred Dividend less Interest on FMB	167,645	129,889	139,586	112,313	94,424
Less Debt Reduction Expenses	(57,056)	0	0	0	0
Trust Preferred Distributions	0	0	0	24,632	39,507
Interest Component of Rentals	53	74	117	117	129
Total Fixed Charges	141,868	160,314	181,796	179,601	176,617

Earnings:
Net Income before Extraordinary Items (w/o Discontinued Opens)	124,700	121,500	114,900	177,600	227,000
Preferred Dividends	834	947	874	874	873
Plus: Income Taxes on Continuing Operations	79,900	66,500	74,800	100,800	110,600
Fixed Charges (defined above)	141,868	160,314	181,796	179,601	176,617
Total	347,302	349,261	372,370	458,875	515,090

Ratio = Earnings/	347,302	349,261	372,370	458,875	515,090
Fixed Charges	141,868	160,314	181,796	179,601	176,617

Ratio of Earnings to Fixed Charges - (SEC Method)	2.448	2.179	2.048	2.555	2.916
	2.45	2.18	2.05	2.55	2.92